Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2005

(expressed in United States dollars, unless otherwise stated)

1.1

Date

2

1.2

Overview

2

1.2.1

Idaho-Maryland Mine, California

3

1.2.2

Rozan and Stewart Properties, British Columbia

5

1.2.3

Jazz Property, British Columbia

6

1.2.4

Market Trends

6

1.3

Selected Annual Information

7

1.5

Summary of Quarterly Results

12

1.6

Liquidity

13

1.7

Capital Resources

14

1.8

Off-Balance Sheet Arrangements

15

1.9

Transactions With Related Parties

15

1.10

Fourth Quarter

16

1.11

Proposed Transactions

16

1.12

Critical Accounting Estimates

16

1.13

Critical accounting policies and changes in accounting policies

16

1.14

Financial Instruments and Other Instruments

17

1.15.1

Other MD & A Requirements

17

1.15.2

Additional Disclosure for Venture Issuers Without Significant Revenue

17

1.15.3

Disclosure of Outstanding Share Data

18

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2005

(expressed in United States dollars, unless otherwise stated)

1.1

Date

The effective date of this report is November 25, 2005.

1.2

Overview

This Management’s Discussion and Analysis (“MD&A”) contains certain “Forward-Looking Statements.”  All statements, other than statements of historical fact included herein, including without limitation, statements regarding potential mineralization and resources, research and development activities, and future plans of the Company are forward looking statements that involve various risks and uncertainties including changes in future prices of gold; variations in ore reserves, grades or recovery rates, accidents, labour disputes and other risks associated with mining; delays in obtaining governmental approvals or financing or in the completion of development or construction activities, technological obsolescence, and other factors.

This MD&A should be read in conjunction with the audited consolidated financial statements of Emgold Mining Corporation for the year ended December 31, 2004, and the unaudited consolidated financial statements for the nine months ended September 30, 2005.  All dollar figures stated herein are expressed in United States dollars, unless otherwise specified.

Emgold Mining Corporation (“Emgold” or the “Company”) has historically been a mineral exploration company.  The Company has a portfolio of mineral exploration projects and is also conducting research and development to assess the viability of fully commercializing the Ceramext™ process which converts mine tailings and other siliceous waste materials to ceramics.  Following is a brief summary of its current activities.

•

Emgold’s loss for the nine months ended September 30, 2005 (“fiscal 2005”) was $3,645,304 or $0.07 per share compared to a loss of $4,248,383 or $0.09 per share in the nine months ended September 30, 2004 (“fiscal 2004”).

•

During fiscal 2005, cash used in operations was $3,308,802 compared to $3,653,615 in fiscal 2004.

•

Exploration expenditures and acquisition of mineral property interests totalled $1,303,558 in fiscal 2005, of which $55,954 was capitalized, compared to $2,348,283 in fiscal 2004, of which $621,247 was capitalized.  The Company’s accounting policy is to expense exploration costs on its mineral property interests.  Exploration expenditures were incurred on the following mineral properties in fiscal 2005:  Idaho-Maryland - $1,229,429 (2004: $2,339,720), Rozan - $1,681 (2004 - $18,866), Stewart – $14,737 (2004 – $23,156), and Jazz - $1,757 (2004 – $24,350).

•

During fiscal 2005, the Company spent $915,996 (2004 - $770,521) on research and development of the Ceramext™ process.  Expenses incurred include prototype materials for research - $68,039 (2004 – $147,792); Ceramext™ technology royalties and amortization of licence fee and bench-scale research facility - $120,795 (2004 - $105,789); engineering costs which includes consultants, contractors, salaries and hourly labour - $481,020 (2004 - $353,020); consumable materials - $38,843 (2004 - $10,297); site costs - $110,334 (2004 - $79,925); sample preparation - $41,004 (2004 - $9,846) and transportation - $9,837 (2004 - $19,556).  Stock-based compensation of $24,489 for stock options granted in fiscal 2005 contributes to the total compared to $44,296 in fiscal 2004.  The technology licence fee and bench-scale research facility are amortized over a two-year period.

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2005

(expressed in United States dollars, unless otherwise stated)

1.2.1

Idaho-Maryland Mine, California

The Company’s primary focus has been and continues to be the exploration and permitting of the Idaho-Maryland Property located near the City of Grass Valley in Nevada County, California, U.S.A. (the “Project”).

During the first half of 2005, the Company submitted an application for a Conditional Mine Use Permit (“CMUP” or “Permit”), which will give Emgold the prerogative to explore, re-open and work the Idaho-Maryland Mine, subject to the conditions in the Permit.  Once the Permit is issued the Company plans to dewater the existing mine workings and construct an underground access ramp (the “decline”) that will be used to conduct underground exploration, perform confirmation drilling and sampling, as well as commence mining operations to recover and produce gold from the shallower zones of the mine and to complete a feasibility study for full-scale gold production.  Initially, the Company plans to mine and toll mill any gold ore when sufficient gold bearing ore is defined as part of the development and exploration of the existing underground workings and any areas of deeper underground exploration.

The application for the CMUP was accepted as substantially complete on May 24, 2005, by the City of Grass Valley (the “City”), and as the Lead Permitting Agency, the City has initiated a California Environmental Quality Act (“CEQA”) review of the Project application.  The Project is sensitive to addressing those issues associated with growth due to industrial development proximate to an urban center.

The construction of a decline may also enable the production of ceramics from the development rock (the rock from the excavation of the decline).  The CMUP application includes provisions for Emgold to operate a Ceramext™ plant to produce ceramic building products, sales of which are projected to contribute material revenue that could enhance the overall value and economics of the integrated mining operation.  The CMUP application contemplates the staged development of a gold mining and ceramics operation on a scale of up to 2,400 tons per day subject to the completion of a positive feasibility study and given a positive production decision.

Permitting Process

In California, permitting is a well-defined process where companies work with the local communities and governments.  We believe we have a good working relationship with the local communities and to date have been successful in obtaining permits we have applied for.

The main focus of the Company to date in fiscal 2005 has been responding to comments and information requests from the City of Grass Valley and the preparation of permitting applications and relevant support documentation.  This process of information exchange will likely continue throughout fiscal 2006.  The work associated with the application process will consume a significant amount of the Company’s resources and there will be associated expenditures as the Company responds to requests made by the City of Grass Valley and other County, State and Federal regulatory authorities.

To date in fiscal 2005, the Company has been actively involved with the community.  Project display booths and information sessions at fairs, markets and community centres have been organized and attended by interested parties.  Issues of concern to the community are being addressed and communicated to all interested parties at these sessions.  A website, devoted to the Idaho-Maryland property, addresses community concerns regarding the impact of possible dewatering activities of existing mine workings, underground development, exploration and the possible operation of a mine on the community and the environment.

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2005

(expressed in United States dollars, unless otherwise stated)

Exploration

Emgold has currently identified 26 underground exploration targets, each having the potential to host a sizeable gold deposit based on historical and current drill data.  It is important to note that these exploration targets may only be fully defined by underground mining combined with underground exploration drill programs.  Underground drilling cannot commence until the existing mine workings are dewatered and excavation of a decline has been initiated, which cannot begin until a CMUP is obtained.  The company intends to start mining for gold from shallow targets as well as to start further underground exploration activities during the excavation of the decline.  Subject to the receipt of the CMUP and the availability of funding, these activities are scheduled to commence in Q1 2008 or before.

The Company’s geologists had been designing a Phase 3 surface drill program for late 2005 or in 2006, but have now determined that such a program does not seem warranted.  Permitting to access the underground workings is currently Emgold’s top priority to obtain access to begin the underground drill program.

The Company is planning a 425,000 ft (130,000 m) underground drill program to test the 26 exploration targets and 200 resource blocks that have been identified.  Our current estimate is that the permitting process may take between 14 and 24 months from May 24, 2005, the date that the Final Applications were deemed substantially complete by the City of Grass Valley as Lead Agency.  This time estimate has been based on the permitting experiences of previous mining operations located in California.

Preliminary metallurgical testing of mineralized drill core samples was initiated.   This will provide data on gold recovery by gravity and cyanide processes that can be used in gold and ceramics process planning.

Construction of the MineSight™ assay model began during the third quarter of fiscal 2005.  The modeling includes the Brunswick Slab rock units.  This will be needed for both ceramics and gold resource evaluations and interpretations.  Modeling of the rock units from historic data is also being incorporated.

Advancement Of The Ceramext™ Process

Ceramext™ Process

Emgold licensed the worldwide rights to the Ceramext™ technology because of its potential to provide a tailings management strategy and to contribute a significant revenue stream to the Idaho-Maryland Mine.  The Company also believes there is a global business opportunity to process a wide range of other waste and naturally occurring materials to produce high quality ceramic building materials.  In return for investing the capital necessary to further develop and commercialize the Ceramext™ technology, the Company has earned and received the worldwide license for the technology.  A royalty will be payable to the developer of the Ceramext™ technology, who is a director of the Company.

The Ceramext™ hot vacuum extrusion process should be able to use a very wide range of siliceous feedstocks that would normally be considered waste materials.  These include not only mine development rock and mine tailing materials, such as those from the Idaho-Maryland project, but also coal and lignite fly ash which is generated primarily from power plants, incinerator and wood ash, waste earth materials, and a variety of other silicates.

The Idaho-Maryland feedstock has been used to produce high quality ceramic material, as has fly ash and other materials from mining and industrial sites throughout North America.  The testing of materials is ongoing in conjunction with equipment design and product development.

The Ceramext™ Process appears to be capable of producing high quality ceramics at approximately 30-

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2005

(expressed in United States dollars, unless otherwise stated)

40% less cost than other conventional ceramic processes.  Savings are expected from the process by more efficient use of energy and the lower cost of feedstocks.

The Company acquired two used 250-ton presses and one used 500-ton press.  One 250-ton press was put into operation making prototype 4" and 12" floor tiles from various materials.  A lab-sized de-airing extruder was obtained and used to test feed preparation techniques.  The techniques work well and we are now planning on using it in conjunction with the Ceramext™ process to produce a wide range of high value products.  A commercial-scale pug mill (extruder) has also been purchased to allow us to explore other options for processing and forming products.

Process equipment purchased for the glazing program includes several different types of inline glazing systems.  Various types of glazes and glaze application techniques will be evaluated using these systems.

At the end of October the Company received a ceramics marketing study which was commissioned by the Company in August.  This comprehensive report has given the Company a detailed analysis of the North American ceramic tile and engineered stone markets and general market information about European markets, which will be used to assist the Company in developing designs of high quality ceramic products at its facility in Grass Valley.  The study will also assist the Company with developing distribution channels, market segmentation and other factors that will impact product development costs and the initial phases of the Company’s marketing strategy.

The Company is also in negotiations with other mining companies and industrial companies who have expressed interest in using the Ceramext™ technology to treat their tailings and/or waste products.  The Company expects to have several Memoranda of Understanding and/or joint ventures in place with operators by Q2 of 2006.  The Company has signed a ceramic products distribution Memorandum of Understanding with a private concern to provide prototype samples for installation testing and marketing.  We anticipate initial commercial production of tiles using the Ceramext™ process in the first half of 2006.

Intellectual property

The Company, on behalf of Ceramext LLC has two patent applications pending with the U.S. Patent Office (“USPTO”), the first being a process application and the second being a materials composition patent.

A response to the USPTO regarding claims in the Ceramext™ process patent application has been completed.

The Ceramext materials composition patent application was filed with the USPTO in September 2005.

1.2.2

Rozan and Stewart Properties, British Columbia

Exploration Activity

Emgold has recently completed a five-hole, 404-meter diamond drill program on its Stewart Molybdenum Project, located near the community of Salmo in southeastern British Columbia.  The intent of the drill program was to test a zone of molybdenum mineralization and confirm the results from past drill programs conducted by previous operators.  This work will allow Emgold to assess the potential for further exploration and possible development of the molybdenum (“moly”) zone.

Drill holes were placed to test the E-W structure with northerly and southerly trending holes at dips of approximately –45º.  Holes SM05-01 and SM05-02 were set to parallel previous drill holes that intersected the moly-bearing breccia zone, drilling to the south.  Hole SM05-03 was designed to test for the dip of the structure by drilling from a location on the opposite side of the structure from where

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2005

(expressed in United States dollars, unless otherwise stated)

precious drilling took place, drilling to the north.  Holes SM05-04 and SM05-05 tested the core of the breccia zone as a best method to establish the grade potential by drilling to the east.  Hole SM05-04 was discontinued at a shallow depth (13.11 m) due to drilling difficulties.  All of the drill holes intercepted significant molybdenum mineralization, recorded during the logging and sampling of the core.

This drilling will determine the reliability of the historical resource estimate by comparing historic Shell results with those obtained by Emgold.  This comparison will allow Emgold to determine whether the historic resource estimate may be integrated with the current results and be used to produce a National Instrument 43-101 compliant resource calculation for the Phase II breccia zone.

Should the results from this due diligence drilling be encouraging, additional exploratory drilling is required to expand our current knowledge of the molybdenum mineralization in both the Phase II and Phase I breccia zones.  Assay results are being compiled and were released on November 28, 2005.

Budgeted expenditures on the Rozan and Stewart properties for fiscal 2005 total $93,000, including a work program of $55,900 and property payments of Cdn$50,000, of which Cdn$25,000 was paid in fiscal 2005.

1.2.3

Jazz Property, British Columbia

In March 2004, Emgold entered into an option agreement to acquire a 100% interest in the 600-hectare Jazz Property consisting of twenty-four mineral claims contiguous to Emgold’s Stewart Property.  Under the terms of the agreement Emgold has agreed to make total cash payments of $215,000 (Cdn$45,000 paid to September 30, 2005) to the optionor over a ten-year period.

The exploration budget for 2005 is $37,500.  This program may consist primarily of surface sampling, mapping and trenching.

Mineral Property Option Payments Due In Fiscal 2005

In fiscal 2005 Emgold must make cash payments for its mineral property option payments totalling approximately $50,161, all of which have been made at September 30, 2005.  Cash and share payments on mineral property options are dependent upon exploration results and are made at solely at the option of the Company.

1.2.4

Market Trends

The price of gold has been increasing steadily over the past two years.  The average London gold fix in 2004 averaged US$409.72 per ounce and has averaged US$438.40 per ounce to November 25 in 2005.

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2005

(expressed in United States dollars, unless otherwise stated)

1.3

Selected Annual Information

The consolidated financial statements have been prepared in accordance with Canadian generally accounting principles and are expressed in United States dollars.

	As at December 31, 2004	As at December 31, 2003	As at December 31, 2002
Current assets	$ 1,651,513	$ 5,909,571	$ 147,106
Mineral property interests	797,956	140,487	55,485
Other assets	499,278	38,766	5,850
Total assets	2,948,747	6,088,824	208,441

Current liabilities	458,949	193,050	79,992
Notes payable and preference shares	577,529	517,417	501,678
Shareholders’ equity (deficiency)	1,912,269	5,378,357	(373,229)
Total shareholders’ equity and liabilities	$ 2,948,747	$ 6,088,824	$ 208,441

Working capital	$ 1,192,564	$ 5,716,521	$ 67,114

	Years ended December 31,
	2004	2003	2002
Expenses
Amortization	$ 21,936	$ 7,739	$ 320
Ceramext™ research costs	998,631	24,054	--
Exploration expenses	2,876,046	1,101,225	257,112
Legal, accounting and audit	183,335	119,775	32,841
Management and consulting fees	30,579	21,406	--
Office and administration	194,286	32,967	5,883
Salaries and benefits	552,043	1,690,503	67,694
Shareholder communications	395,666	195,328	28,502
Travel	55,569	38,935	2,104
	5,308,091	3,231,932	394,456
Other expenses and (income)
Reversal of Idaho-Maryland property accruals related to write-down of property in prior years	--	--	(164,983)
Foreign exchange (gain) loss	139,455	(62,424)	3,768
Finance expense	41,790	41,860	9,924
Accretion of debt portion of preference shares	17,659	--	--
Interest income	(60,366)	(6,683)	(256)
Loss before income taxes	5,446,629	3,204,685	242,909
Income tax recovery	--	(44,105)	--
Loss for the year	5,446,629	3,160,580	242,909

Loss per share – basic and diluted	$0.12	$0.11	$0.01
Weighted average number of common shares outstanding	46,794,835	28,862,975	20,597,538
Total common shares outstanding at end of year	47,158,099	43,455,880	25,119,319

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2005

(expressed in United States dollars, unless otherwise stated)

1.4

Results of Operations

Nine months ended September 30, 2005 (“fiscal 2005”), compared to nine months ended September 30, 2004 (“fiscal 2004”)

Emgold had a loss of $3,645,304, or a loss per share of $0.07 in fiscal 2005, compared to a loss of $4,248,383, or loss per share of $0.09 in fiscal 2004.

Included in expenses in fiscal 2005 is a total of $190,326 in stock-based compensation compared with $343,152 in stock-based compensation in fiscal 2004.

During fiscal 2005 the Company earned interest income of $70,896 on excess cash balances compared to $54,850 in fiscal 2004.  The increase was due to the higher cash balances held through most of the latter part of second and third quarters in fiscal 2005 after the closing of a private placement financing late in the second quarter of fiscal 2005.

General and administrative expenses:

Legal, accounting and audit fees increased from $75,100 in fiscal 2004 to $79,133 in fiscal 2005.  Audit fees have increased due to quarterly reviews in preparation for certain regulatory filings and due to increased audit testing, and an increase in legal fees related to the finalization of a Form 20-F which was filed in June 2005 with the Securities and Exchange Commission in the United States.  These fees will likely continue to increase due to increasing regulatory and reporting requirements, and the increased audit and legal time related to the review of corporate filings.

Office and administration expenses in fiscal 2005 of $302,865 compare to $211,706 in fiscal 2004.  Office and administration expenses include telephone, courier, and other direct costs, which were incurred in the period.  Costs are substantially higher in fiscal 2005, as a new exploration office and pilot plant facilities were set up in Grass Valley, California in late fiscal 2004.  Prior to the third quarter of fiscal 2004, the Company rented an office in Grass Valley that did not have sufficient space for development of the Ceramext™ process.  A portion of rent, telephone and other related expenses is included in exploration expenses and in the Ceramext™ development costs.

Management and consulting fees of Cdn$2,500 per month have been paid to Lang Mining Corporation, a private company, for the services of the Chairman of the Company in each fiscal year and are classified as management and consulting fees.  A new chairman was appointed in June 2005, and a management fee of Cdn$2,500 is being paid to Lang Mining Corporation until a severance agreement is negotiated with the former chairman.

A foreign exchange loss of $6,253 in fiscal 2005 compares to an exchange loss of $132,399 in fiscal 2004.  During the first half of fiscal 2004, the Company’s funds were held primarily in Canadian dollars and in fiscal 2004, the United States dollar temporarily strengthened, resulting in a large exchange loss in fiscal 2004.  The debt portion of preference shares is denominated in Canadian dollars, therefore also subject to exchange rate fluctuations.  Fluctuations in currency are expected to affect operations to a lesser degree in fiscal 2005, as currently most of the Company’s funds are held in United States dollars, and most expenditures are incurred and paid in United States dollars.

Salaries and benefits of $211,758 in fiscal 2004 compares to $613,412 in fiscal 2005.  The increase in salaries and benefits in fiscal 2005 reflects the increased activity at the Idaho-Maryland property and the related management, administrative and accounting time related to the processing of transactions, regulatory requirements, and other administration activities.  The complement of staff at both the Grass Valley and Vancouver offices is not expected to increase significantly in fiscal 2006.

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2005

(expressed in United States dollars, unless otherwise stated)

Shareholder communications costs of $177,080 in fiscal 2004 compare to $228,371 in fiscal 2005.  Shareholder communication costs will continue to be a significant expense due to the increased interest in the Company and the related costs of informing shareholders, the financial community and potential new investors about the Company’s activities.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website.

Effective July 1, 2004, Emgold retained the Los Angeles area firm of Michael Baybak and Company, Inc. (“MBC”) to conduct investor relations programs oriented towards institutional investors on behalf of the Company.  The Company has been paying MBC a monthly fee of US$5,000 for the one-year term of the agreement. The agreement may be terminated after the first four months and/or may be renewed after the initial term.  During fiscal 2005, a total of $65,000 has been paid to MBC, compared to $18,175 paid to MBC in fiscal 2004 for fees, reimbursement of costs and fax distributions.

The Company also retained investor relations’ services through its current management service provider, LMC Management Services Ltd. (“LMC”).  From July 1, 2004 to June 2005, LMC provided the services of Mr. Mark Feeney, an investor relations and public relations professional, on a month-to-month basis, not to exceed $5,500 per month.  During fiscal 2005, $15,445 was paid to LMC for Mr. Feeney’s services, compared to $Nil in fiscal 2004.  In fiscal 2004, the Company paid $31,384 to Coal Harbor Communications, an investor relations firm, with no comparative expense in fiscal 2005, and $20,149 was paid to Windward Communications for investor relations services, compared to $4,600 in fiscal 2005.  Windward Communications services were terminated in fiscal 2005.  The Company also paid $36,832 to High Visibility Public Relations in fiscal 2005 compared to $34,027 in fiscal 2004.  High Visibility does not perform investor relations’ activities.  The contract with High Visibility has been terminated effective December 31, 2005.

In November 2005, Emgold appointed Michael E. O’Connor as Manager, Investor Relations.  Mr. O’Connor is a full-time employee of LMC and will provide services on an on-going basis to the Company through an existing LMC/Emgold services agreement.  The Company will pay LMC for Mr. O’Connor’s services from its current working capital.  The Company’s internal investor relations and corporate communications budget for fiscal 2006, including Mr. O’Connor’s services, is anticipated to be approximately $210,000.

Research and development expenses:

	Nine months ended September 30,		Year ended December 31,
	2005	2004	2004
Ceramext™ Process Costs
Prototypes materials for research	$ 68,039	$ 147,792	$ 318,758
Ceramext™ technology royalties and amortization of licence fee and bench-scale research facility	120,795	105,789	141,054
Consulting fees	4,189	--	--
Consumable materials	38,843	10,297	--
Engineering costs	481,028	353,020	486,749
Marketing and commercialization	13,446	--	--
Sample preparation	41,004	9,846	--
Site costs	110,326	79,925	29,576
Stock-based compensation	28,489	44,296	--
Transportation	9,837	19,556	22,494
Incurred during the period	$ 915,996	$ 770,521	$ 998,631

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2005

(expressed in United States dollars, unless otherwise stated)

In fiscal 2005 the Company incurred $915,996 on the research and development of the Ceramext™ Process compared to $770,521 in fiscal 2004.  Most of the material for the prototype has been purchased as has the majority of the equipment required for testing and analyzing the materials produced.  Subsequent to September 30, 2005, the Company acquired a large lot of used equipment, including two 250-ton presses, a 500-ton press, 2 shuttle kilns, 3 forklifts, a mix muller, conveyors, pallet racking, bins, racks, tools, and many miscellaneous items were purchased from a ceramics plant.  The equipment is being used to test a complete unglazed cold-pressed tile line, from basic feed prep, through pressing, drying, and firing.  The Ceramext™ process is being incorporated into conventional equipment to produce high-quality ceramic tile.

The pilot plant is continually used to test many different materials to determine the best blend for cold-pressing and for testing colors.  Various materials produced are regularly evaluated with physical testing (modulus of rupture and porosity) as well as microscopy and polishing/gloss measurement, which are providing new insights

The official filing receipt has been received for the composition patent.  New microprobe work has been initiated to determine the effect of various processing methods on the same feed material.  Each of these processes produces a material that is addressed in the composition.  Current and planned activities for the balance of fiscal 2005 include further testing, and preparation of patent applications and marketing studies, which are currently in process.

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2005

(expressed in United States dollars, unless otherwise stated)

Exploration expenses:

	Nine months ended September 30,		Year ended December 31,
	2005	2004	2004
Idaho-Maryland Mine, California
Exploration costs
Assays and analysis	$ 3,932	$ 67,766	$ 70,016
Drilling	--	903,869	909,625
Geological and geochemical	456,680	431,937	731,152
Land lease and taxes	95,684	78,000	105,907
Marketing study for tailings disposal	184,279	--	--
Mine planning	326,407	399,548	493,886
Site activities	132,102	333,685	418,982
Stock-based compensation	17,858	82,030	--
Transportation	12,487	42,885	44,106
Incurred during the period	1,229,429	2,339,720	2,773,674
Jazz Property, British Columbia
Exploration costs
Assays and analysis	--	4,547	6,437
Drilling	--	9,305	58,786
Geological and geochemical	1,552	8,640	13,176
Site activities	205	--	--
Transportation	--	1,858	3,477
Incurred during the period	1,757	24,350	81,876
Rozan Property, British Columbia
Exploration costs
Assays and analysis	--	--	3,789
Geological and geochemical	1,550	12,281	(19,246)
Site activities	131	203	295
Stock-based compensation	--	4,922	4,922
Transportation	--	1,460	1,460
Incurred during the period	1,681	18,866	(8,780)
Stewart Property, British Columbia
Exploration costs
Drilling	11,250	--	--
Geological and geochemical	2,003	15,859	21,668
Site activities	1,094	--	312
Stock-based compensation	--	4,922	4,922
Transportation	390	2,375	2,374
Incurred during the period	14,737	23,156	29,276
Exploration expenses incurred during the period	$ 1,247,604	$ 2,406,092	$ 2,876,046

Exploration expenditures on the Idaho-Maryland property decreased from $2,339,720 in fiscal 2004 to $1,229,429 in fiscal 2005.  Site activities and geological and geochemical costs include the ongoing digitization and evaluation of historical data and preparation of applications for permitting for the surface exploration program and drilling.  Drilling costs were incurred in fiscal 2004, with no drilling program in fiscal 2005, which is the primary reason for the decrease in expenditures in fiscal 2005.

The Company has a five-year lease and option to purchase the Idaho-Maryland property.  The current

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2005

(expressed in United States dollars, unless otherwise stated)

lease commenced on June 1, 2002, and expires on May 31, 2007.  All payments required under the lease have been made to date.

Planned expenses in fiscal 2005 for the Idaho-Maryland project include the activities associated with the application for a Conditional Mine Use Permit, on-going geologic investigations and exploration, property acquisitions, mine planning and public outreach activities.

The geologic mapping of the Idaho-Maryland property and digitizing into MineSight has been completed.  This is the first update of a geologic map of the Idaho-Maryland property in over 60 years, and the first time a computerized geologic map of the site has been made.  Emgold plans to transfer the data into Autocad for use in our mine planning and to be used in our MineSight modelling.

Various testing and sampling programs are underway to collect data to be used for environmental and metallurgical planning.  Todd Engineers has been contracted to be Idaho-Maryland’s hydro-geological consulting firm.  The first task they will be undertaking is to develop a hydro-geological model of the Idaho-Maryland project area.

British Columbia Properties

Exploration expenditures on the Rozan, Stewart and Jazz properties totalled $66,372 in fiscal 2004 compared to $18,175 in fiscal 2005.   All share and cash payments due in fiscal 2005 on the Company’s mineral property interests in British Columbia have been made.

1.5

Summary of Quarterly Results

Three months ended September 30, 2005 (“Q3 2005”), compared to three months ended September 30, 2004 (“Q3 2004”)

The table below provides, for each of the most recent eight quarters, a summary of exploration costs on a project-by-project basis and of corporate expenses.

	Ceramext™ Process	Idaho-Maryland Property, California	Rozan Property, British Columbia	Stewart Property, British Columbia	Jazz Property and Others	General and administrative expenses (Note 1)	Loss per Quarter	Quarterly Loss per share
2003
Fourth Quarter	24,054	330,707	59,780	50,119	--	1,999,449	2,083,653	0.08
2004
First Quarter	214,371	695,847	648	840	--	286,478	1,169,195	0.03
Second Quarter	385,462	865,618	2,529	11,173	--	365,664	1,621,190	0.03
Third Quarter	170,690	786,818	15,689	11,143	24,350	465,915	1,457,999	0.03
Fourth Quarter	228,108	425,391	(27,646)	6,120	57,526	514,261	1,198,244	0.03
2005
First Quarter	217,137	401,372	356	1,964	1,501	475,340	1,094,829	0.03
Second Quarter	374,325	305,578	1,432	40	226	651,362	1,290,315	0.02
Third Quarter	324,531	522,479	(107)	12,733	30	425,896	1,260,160	0.02

Note 1:  General and administrative expenses do not include interest revenue, or the write-down or recovery of mineral property interests.

Emgold had a loss of $1,260,160 or a loss per share of $0.02 in Q3 2005, compared to a loss per share of $1,457,999, or loss per share of $0.03 in Q3 2004.

Included in Q3 2005 is $Nil in stock-based compensation compared with $242,344 in stock-based compensation in Q3 2004.  Stock-based compensation is recorded in exploration expenses,

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2005

(expressed in United States dollars, unless otherwise stated)

administration and in research and development expenses.

During Q3 2005 the Company earned interest income of $25,403 on excess cash balances compared to $16,605 in Q3 2004.  The increase was due to higher cash balances held after the closing of a financing in Q3 2005.

Legal, accounting and audit fees decreased from $43,508 in Q3 2004 to $36,589 in Q3 2005.  The fees incurred in Q3 2004 were higher due to a review of interim financial statements for the six months ended June 30, 2004, in preparation for a Form 20-F, which was filed and accepted officially by the United States Securities and Exchange Commission on August 30, 2005.  Legal, accounting and legal fees will continue to be higher than in prior periods due to increasing regulatory and reporting requirements, and the increased audit and legal time related to the review of corporate filings.

Office and administration expenses in Q3 2005 of $86,299 compare to $132,063 in Q3 2004.  Costs have stabilized as a full complement of staff is now occupying the exploration office and pilot/demonstration plant facilities that were set up in Grass Valley.  Period-to-period costs may vary as activities change, but no significant changes are currently expected in office and administration costs.

Until June 30, 2005, management and consulting fees of Cdn$2,500 per month were paid to Lang Mining Corporation, a private company, for the services of the Chairman of the Company in each fiscal year and are classified as management and consulting fees.  Fees of Cdn$2,500 continue to be paid to Lang Mining /corporation as a severance to the former chairman.

A foreign exchange loss of $26,067 in Q3 2005 compares to an exchange gain of $49,279 in Q3 2004.  In fiscal 2004, the Company’s funds were held primarily in Canadian dollars and in fiscal 2004, the United States dollar temporarily strengthened, resulting in a an overall exchange loss in fiscal 2004, but varying due to volatility in each reporting period.  The debt portion of preference shares is denominated in Canadian dollars, therefore also subject to exchange rate fluctuations.  Fluctuations in currency are expected to affect operations to a lesser degree in fiscal 2005, as currently most of the Company’s funds are held in United States dollars and the majority of corporate expenditures are denominated and paid in United States dollars.

Salaries and benefits of $130,452 in Q3 2004 compare to $143,365 in Q3 2005.  The increase in salaries and benefits in fiscal 2005 reflects the increased activity at the Idaho-Maryland property and the related management, administrative and accounting time related to the processing of transactions, regulatory requirements, and other administration activities.  The complement of staff at both the Grass Valley and Vancouver offices is not expected to increase in the balance of 2005, but quarterly salary costs will be significantly higher in fiscal 2006.

Shareholder communications costs of $70,423 in Q3 2004 compares to $63,158 in Q3 2005.  Shareholder communication costs will continue to be a significant expense due to the increased interest in the Company and the related costs of informing shareholders, the financial community and potential new investors about the Company’s activities.  These costs include dissemination of news releases, transfer agent, regulatory and filing fees as well as fees associated with the maintenance of the Company’s website.

1.6

Liquidity

Historically, the Company’s sole source of funding was the issuance of equity securities for cash, primarily though private placements to sophisticated investors and institutions.  The Company has issued common shares in each of the past few years, pursuant to private placement financings and the exercise of warrants and options.

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2005

(expressed in United States dollars, unless otherwise stated)

Investing Activities

As at September 30, 2005, Emgold has capitalized $853,910 representing acquisition costs associated with the acquisition and exploration of its mineral property interests in California and British Columbia.  The Company has also acquired equipment with a book value after depreciation of $511,969.  Total equipment purchases since December 31, 2004, total $254,926.

1.7

Capital Resources

At September 30, 2005, Emgold’s working capital, defined as current assets less current liabilities, was $4,710,000, compared to $1,192,564 at December 31, 2004.  The Company’s continued operations are dependent upon the Company’s ability to obtain sufficient financing to carry on planned operations.

At September 30, 2005, the Company had 65,518,099 common shares issued and outstanding and 3,948,428 Class A preference shares, which are convertible to 987,107 common shares.  During fiscal 2005, the Company issued 18,360,000 common shares pursuant to a financing completed at Cdn$0.50 per unit. Each unit was comprised of one common share and one share purchase warrant at Cdn$0.70.  Pursuant to the financing, Galaxy Fund, Inc. (“Galaxy”), a mutual fund based in Road Town, British Virgin Islands, now holds approximately 23% of the issued and outstanding common shares of the Company, and if all of the warrants included in the private placement were exercised, this percentage would increase to approximately 36%.  Under the rules and policies of the TSX Venture Exchange, this shareholding constitutes Galaxy a "control person" of Emgold, and as such, the Company sought shareholder approval for the private placement, which it received at its annual and special general shareholders meeting held on June 8, 2005.  Proceeds from the private placement provided $7,050,466 after share issue costs to the treasury.

Proceeds from the private placement are being used to fund further exploration and development of the Company’s Idaho-Maryland project in Grass Valley, California, on-going development and commercialization of the Ceramext™ process and for general administrative purposes.

Plans for fiscal 2005 have been curtailed to a certain degree, as the budget for fiscal 2005 was estimated to be $10,000,000, and gross proceeds from the financing totalled approximately $7,300,000.  Additional financing will be required in fiscal 2006 in order for the Idaho-Maryland project and the Company to move forward as scheduled.

Preference Shares

Mr. Frank A. Lang and Lang Mining Corporation (collectively “Lang”) were major creditors of the Company as a result of advances made over a prolonged period in providing financial support to the Company.  In 2002, the Company entered into an agreement with Lang to issue 3,948,428 Series A First Preference shares in full satisfaction of an aggregate $501,678 of indebtedness owing to Lang.  Terms of the preferred share issuance are described below.

The Series A First Preference Shares rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  At September 30, 2005, $135,969 has been accrued in accounts payable in relation to the 7% fixed cumulative preferential dividends.

The shares are redeemable by the company at any time on 30 days of written notice at a redemption price of Cdn$0.80 per common share, but are redeemable by the holder only out of funds available that are not in the Company’s opinion otherwise required for the development of the Company’s mineral property interests or to maintain a minimum of Cdn$2 million in working capital.

As is required by accounting standards, the value of the convertible preference shares was split into a debt component and an equity component.  This resulted in $90,902 being included in equity.  The balance of $517,417 is the value included in debt as preference shares, with accretion and foreign

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2005

(expressed in United States dollars, unless otherwise stated)

exchange loss on debt to September 30, 2005, increasing the total to $609,785.

The Series A First Preference Shares are non-voting unless and until the Company fails for any period aggregating two years or more to pay dividends, in which case they will carry one (1) vote per share at all annual and special meetings of shareholders thereafter.

Contractual and Other Obligations

The following table summarizes the Company’s contractual obligations as at September 30, 2005:

	October 1, 2005, to December 31, 2005	1-2 years	2-3 years	3-4 years	4-5 years	5th and subsequent years (2)	Total (to 5 years)

Long-term debt	$ --	$ --	$ --	$ --	$ --	$ --	$ --
Operating lease obligations	53,700	234,938	60,413	--	--	--	456,450
Idaho-Maryland property lease (1)	20,500	102,000	102,000	--	--	--	280,500
Mineral property option payments (1)	--	58,387	47,258	20,000	25,000	25,000	225,967
Ceramext™ royalties and payments	5,000	40,000	80,000	160,000	160,000	160,000	615,000
Purchase obligations	--	--	--	--	--	--	--
Asset retirement obligations	--	--	--	--	--	--	--
	$ 79,200	$ 435,325	$ 289,671	$ 180,000	$ 185,000	$ 185,000	$1,577,917

(1)

Mineral property option payments are made at the option of the Company, however non-payment of mineral property leases may result in forfeiture of Emgold’s rights to a particular property.

(2)

The amount shown in ‘5th and subsequent years’ is a per-year figure.

1.8

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

1.9

Transactions With Related Parties

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, with the exception of preference shares.

For the nine months ended September 30
Services rendered:	2005	2004
Legal fees (a)	$ 36,893	$ 25,420
Lang Mining Corporation (d)	$ 17,409	$ 18,685
Director and project consultant (b)	$ 96,430	$ 67,500
LMC Management Services Ltd. (c)	$ 578,732	$ 461,392

Balances receivable from (payable to):	September 30, 2005	December 31, 2004
LMC Management Services Ltd.	$ 203,752	$ 229,682

Legal fees	(21,435)	--
Directors, officers and employees (b) and (e)	(144,949)	(117,242)
	$ (166,384)	$ (117,242)

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2005

(expressed in United States dollars, unless otherwise stated)

Related party transactions not disclosed elsewhere in this report are as follows:

(a)

Legal fees were paid to a law firm for which a director is an associate counsel.

(b)

A director of the Company receives consulting fees and has commenced receiving advance royalties on the Ceramext™ agreement.

(c)

Commencing August 1, 2001, management, administrative, geological and other services are provided by LMC Management Services Ltd. (“LMC”), a private company held jointly by the Company and other public companies, to provide services on a full cost recovery basis to the various public entities currently sharing office space with the Company. LMC is not related to Lang Mining Corporation.  Currently the Company has a 25% interest in LMC.  Three months of estimated working capital is required to be on deposit with LMC under the terms of the services agreement.  There is no difference between the cost of $1 and equity value, as LMC does not retain any profits in connection with the services it provides.

(d)

Lang Mining Corporation (“Lang Mining”) is a private company controlled by a director of the Company.  From January 1, 2003, until June 30, 2005, the Company paid Cdn$2,500 per month to Lang Mining for the services of Mr. Lang as chairman of the Company.  A new chairman was appointed in June 2005, but fees are of Cdn$2,500 continue to be paid to Lang Mining Corporation as a severance for past services of Mr. Lang as chairman.

(e)

The Series A Preference shares rank in priority to the Company’s common shares and are entitled to fixed cumulative preferential dividends at a rate of 7% per annum.  At September 30, 2005, $135,169 in dividends payable has been accrued and is classified as due to related party.

(f)

Related party balances are non-interest bearing and are due on demand, with no fixed terms of repayment, except for preference shares.

1.10

Fourth Quarter

See Item 1.4.

1.11

Proposed Transactions

There are no proposed asset or business acquisitions or dispositions, other than those in the ordinary course of business or as described in items 1.6 or 1.7 above, before the board of directors for consideration.

1.12

Critical Accounting Estimates

Not applicable.  As at September 30, 2005, the Company was a venture issuer.

1.13

Critical accounting policies and changes in accounting policies

The preparation of financial statements requires management to establish accounting policies, estimates

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2005

(expressed in United States dollars, unless otherwise stated)

and assumptions that affect the timing and reported amounts of assets, liabilities, revenues and expenses.  These estimates are based upon historical experience and on various other assumptions that management believes to be reasonable under the circumstances, and require judgement on matters which are inherently uncertain.  A summary of the Company’s significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended December 31, 2004.

1.14

Financial Instruments and Other Instruments

Current assets and liabilities

The Company’s current financial instruments are comprised of cash and cash equivalents, accrued liabilities and both related and non-related accounts receivable and accounts payable.  Current financial instruments are recorded at cost.  The fair value of these financial instruments approximates their carrying values due to the immediate or short-term maturity of the financial instruments.

Non-current items

The Company’s non-current financial instruments are comprised of notes payable and the debt and equity components of preference shares.  The Company is unable to estimate the fair value of the preference shares at the balance sheet date, as the fair value of the preference shares is dependent on many factors: - the price of gold, the market value of the Company’s common shares, interest rates, and other factors relevant to the financial instrument.  As a result, the fair value of the preference shares cannot be practicably determined.

1.15.1

Other MD & A Requirements

See the audited consolidated financial statements for the years ended December 31, 2004.

1.15.2

Additional Disclosure for Venture Issuers Without Significant Revenue

(a)

capitalized or expensed exploration and development costs

The required disclosure is presented in the schedule of mineral property interests attached to the accompanying financial statements.

(b)

expensed research and development costs

Not applicable.

(c)

deferred development costs

Not applicable.

(d)

general administrative expenses

The required disclosure is presented in the Statements of Operations.

Emgold Mining Corporation

Three and Nine Months Ended
September 30, 2005

(expressed in United States dollars, unless otherwise stated)

(e)

any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d)

None.

1.15.3

Disclosure of Outstanding Share Data

The following details the share capital structure as of November 25, 2005, the date of this MD&A, subject to minor accounting adjustments:

Outstanding share information at November 25, 2005

(a)

Authorized Capital

Unlimited number of common shares without par value.

Unlimited number of preference shares without par value.

(b)

Issued and Outstanding Capital

65,518,099 common shares are issued and outstanding.

3,948,428 Series A First Preference shares.

Stock Options Outstanding

Exercise Price (Cdn$)	Number Outstanding	Expiry Date
$0.30	145,000	April 21, 2007
$0.25	40,000	January 15, 2009
$0.25	150,000	June 11, 2009
$0.10	494,000	October 12, 2011
$0.60	150,000	August 18, 2013
$1.00	2,805,000	November 19, 2013
$1.00	150,000	June 16, 2014
$0.90	2,130,000	July 12, 2014
$0.36	260,000	June 28, 2010

Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
6,232,799	Cdn$1.00	December 22, 2005
3,480,000	Cdn$0.70	May 3, 2007
14,880,000	Cdn$0.70	June 10, 2007

18